

May 23, 2022

Chaohui Chen
Director and Chief Executive Officer
uCloudlink Group Inc.
Unit 2214-Rm1, 22/F, Mira Place Tower A
132 Nathan Road, Tsim Sha Tsui
Kowloon, Hong Kong

> **Re: uCloudlink Group Inc.**
> **Amendment No. 6 to Registration Statement on Form F-3**
> **Filed April 29, 2022**
> **File No. 333-257782**

Dear Mr. Chen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2022 letter.

Amendment No. 6 to Registration Statement on Form F-3

Cover Page

1. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements on the cover page.

2. We note your disclosure that you have concluded under accounting guidance that you are the primary beneficiary of the former VIEs. Please clarify on the cover page that you reached this determination for accounting purposes.

3. We note your disclosure that you have been added to the provisional list of Commission

Identified Issuers. Please clarify that the company will be added to the conclusive list or explain why you believe this to be incorrect.

Our Company, page 4

4.   We note your response to our prior comments 1 and 2. In addition to the cover page disclosure, please include an expanded discussion of how the Holding Foreign Companies Accountable Act and related regulations will affect your company in the prospectus summary as well.

Our Holding Company Structure and Contractual Arrangements with the Former Variable Interest Entities, page 8

5.   Remove the arrowheads from the chart illustrating your corporate structure and contractual arrangements with the former VIEs, as these imply ownership and control.

Summary of Risk Factors, page 12

6.   We are unable to find responsive disclosure with respect to our prior comment 3. Provide specific cross-references to your detailed discussion of risks facing the company and the offering.

Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Shu Du